UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2022

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
5 David Fikes St., Rehovot 7632805 Israel
+972 -73-541-2206
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

ADJOURNMENT OF SPECIAL GENERAL MEETING

MeaTech 3D Ltd. (the “Company”) hereby announces that its Special General Meeting of Shareholders (the “Meeting”) has been adjourned from Thursday, June 9, 2022, at 4:00 p.m. Israel time (9:00 a.m. EDT) at the Company’s executive offices at 5 David Fikes St., Rehovot, Israel, to Friday, June 10, 2022 at the same time and place, due to a lack of quorum.

On May 11, 2022, the Company distributed a proxy statement (which includes the full version of the proposed resolutions) to all shareholders of record as of May 16, 2022. See the proxy statement for more information regarding the Meeting and the agenda items.

Verified holders of ordinary shares may vote by signing, dating and returning a proxy card in advance of the Meeting or by voting in person at the Meeting. As the deadline established by the Bank of New York Mellon (BONY Mellon), the depositary of the Company’s American Depositary Shares (ADSs), for receiving voting instructions from holders of ADSs has now passed, it will no longer be possible for holders of ADSs to instruct BONY Mellon how to vote ordinary shares represented by their ADSs at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: June 9, 2022